Exhibit 99.1

TRANSLATION

NASDAQ: IIJI, TSE1: 3774
June 14, 2013
To our shareholders:
Koichi Suzuki
Representative Director
Internet Initiative Japan Inc.
1-105 Kanda Jinbo-cho,
Chiyoda-ku, Tokyo, Japan

Partial Amendment to Convocation Notice of
the 21st Ordinary General Meeting of Shareholders

Internet Initiative Japan Inc. has made the following partial amendment to the content of the “Convocation Notice of the 21st Ordinary General Meeting of Shareholders” that was sent to our shareholders on June 7, 2013. The details of the change are described below by underlined text.

Amended part:

Business Report for the 21st Fiscal Year
1. Matters Regarding the Current Status of the IIJ Group
(10) Items of the Principal Parent Companies and Subsidiaries

[Before amendment]
Principal Subsidiaries
Name of company	Common stock (JPY thousands)	Ownership	Primary business
(Omitted)
IIJ Global Solutions China Inc. (“IIJ-GS China”)	USD1,300,000	(100.0%) 100.0%	Operation and maintenance services of networks and IT systems and equipment sales in China

[After amendment]
Principal Subsidiaries
Name of company	Common stock (JPY thousands)	Ownership	Primary business
(Omitted)
IIJ Global Solutions China Inc. (“IIJ-GS China”)	USD3,800,000	(100.0%) 100.0%	Operation and maintenance services of networks and IT systems and equipment sales in China

For inquiries, contact:
IIJ Investor Relations
Tel: +81-3-5259-6500  E-mail: ir@iij.ad.jp  URL: http://www.iij.ad.jp/en/ir